               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 2)<F1>

                      Mitchell Bancorp, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           606503100
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           May 5, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 13 Pages

CUSIP No. 606503100
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                 12,190
Shares         8.  Shared Voting
Beneficially       Power                             80,810*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                             12,190
ing Person     10. Shared Dispositive
with               Power                             80,810*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  93,000*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.99%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                             Page 2 of 13 Pages

CUSIP No. 606503100
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             93,000*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             93,000*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  93,000*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.99%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement, Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 12,190 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.

                             Page 3 of 13 Pages

          This is Amendment No. 2 to the Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.01 per share ("Common Stock") of Mitchell Bancorp, Inc., a North Carolina Corporation ("Mitchell"). This Amendment No. 2 sets forth, in its entirety, the information contained in Mr. Davis' Statement with regard to the Common Stock of Mitchell, as required pursuant to the provisions of Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended and for purposes hereof "Rule 13d-2(c)".

          Prior to this Amendment No. 2 to the Statement, Mr. and Mrs. Davis filed an Amendment No. 1 to the Statement on November 20, 1996 ("Amendment No. 1"). Mr. and Mrs. Davis' original Statement was filed with the Securities and Exchange Commission ("SEC") on July 22, 1996. Information contained in Amendment No. 1 and the original Statement which comprises a part of this Statement is identified below where applicable.

Item 1.   SECURITY AND ISSUER.

          The information set forth below was disclosed in Item 1 of Mr. Davis' original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

          "The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share ("Common Stock") of Mitchell Bancorp, Inc., a North Carolina, ("Mitchell") with its principal executive offices located at 210 Oak Avenue, Spruce Pine, North Carolina 28777."

Item 2.  IDENTITY AND BACKGROUND.

          The information set forth below was disclosed in Item 2 of Mr. Davis' original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

          "(a) This Statement is jointly filed by Susan B. Davis and Jerome H. Davis, wife and husband.

          (b)  Residence:  11 Baldwin Farms North, Greenwich,
     Connecticut 06831.

          (c) Mrs. Davis is an investor in antiques operating out of her home. Mr. Davis is a self-employed investment analyst and works out of his home.

          (d) During the last five years, neither Mr. Davis nor Mrs. Davis have been convicted in a criminal proceeding
     (excluding traffic or similar misdemeanors).


                       Page 4 of 13 Pages

          (e) During the last five years, neither Mr. Davis nor Mrs. Davis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Davis and Mrs. Davis are each citizens of the United States."

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The information set forth in the following paragraph was disclosed in Item 3 of Mr. Davis' original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "Pursuant to a stock subscription for Common Stock of Mitchell, Mr. Davis paid $121,900.00 for an aggregate of 12,190 shares of Common Stock owned by him. Additionally, Mr. and Mrs. Davis paid an aggregate of $898,050.00 for an aggregate of 85,690 shares of Common Stock owned by them. Except for the Common Stock obtained through a subscription, all shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Davis. All shares were purchased with personal funds of Mr. and Mrs. Davis."

Item 4.   PURPOSE OF TRANSACTION.

          A. The information set forth in the following paragraphs was disclosed in Item 4 pursuant Mr. Davis' original
Statement, and is restated herein pursuant to Rule 13d-2(c).

          "Mr. and Mrs. Davis have acquired the shares of Common Stock for investment and not with the purpose of changing or influencing the control of Mitchell. Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

     B. The information set forth in the following paragraphs was added to the disclosure in Item 4 pursuant to Amendment No. 1, and is restated herein pursuant to Rule 13d-
2(c).


                       Page 5 of 13 Pages

          "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of Mitchell. However, based on Mr. Davis' review of Mitchell's financial results for the quarter ending September, 1996, Mr. and Mrs. Davis now believe that Mitchell must consider several options which will enhance shareholder value, including a merger transaction. This view along with Mr. Davis' several concerns regarding Mitchell's poor financial performance are discussed in his November 18, 1996 letter to Mitchell's Board of Directors, a copy of which is attached hereto as Exhibit No. 2.

          In his letter, Mr. Davis sets forth the following specific concerns and suggestions regarding Mitchell's poor financial results:

          1) INFERIOR RATE OF EARNINGS. Excluding the SAIF charge, Mitchell's earnings for the September quarter reflect an earnings rate of only $.13 per share, and an annualized rate of only $.52 per share. Such earnings do not support Mitchell's current stock price of $12.25 per share, which is very rich at 23.6 times earnings. The value of the Common Stock must be enhanced in other ways.

          2) FULL VALUATION OF COMMON STOCK. The Common Stock trades at 82% of its book value of $14.93 per share. Other steps must be taken to improve the price of the Common
     Stock, since it already reflects its "full" value.

          3) SUBSTANDARD RETURN ON EQUITY. Mitchell's current book value per share of $14.93 along with its expected earnings of $.52 produce a ROE of just 3.5%. This amount similarly does not support an increase in the price of the Common Stock. Mr. Davis cautions that when a ROE does not exceed an institution's passbook rate, shareholders will suffer.

          4) EXCESSIVE CAPITAL RATIO. Mitchell maintains an enormous capital ratio of 39.8%. Such a ratio supports an immediate increase in Mitchell's regular yearly dividend rate of $.40 per share (which reflects a current yield of only 3.27%). More significantly, it justifies a special dividend of $7.00 to $10.00 per share. Numerous thrifts have already issued special dividends between $3.00 and $10.00. For example, Hillsborough Savings in North Carolina recently announced a special dividend of $7.00 per share, based on its capital ratio of 28.2% - just 70% of Mitchell's capital ratio. Mr. Davis questions whether Mitchell has entered into an agreement with regulators to not issue a special dividend for at least a year.

                       Page 6 of 13 Pages

          5)   LACK OF SHARE REPURCHASE.  The price (discount to
     book) of the Common Stock and Mitchell's capital ratio warrant a substantial share repurchase. Mr. Davis notes that Mitchell will have been public for 6 months in January, 1997 and requests that its Board of Directors state its position on a share repurchase.

          6) EXCESSIVE NPA. Although Mitchell's NPAs are down 86 basis points from March, 1996, they are still extremely elevated at 2.54%. Mr. Davis asks Mitchell's Board of Directors to identify the steps it is taking to reduce this figure below 1.00%.

          Mr. Davis concludes his letter by strongly advising Mitchell to explore opportunities to merge with a larger financial institution upon its one year anniversary, if it can not triple its substandard 3.5% return on equity. Mr. Davis states that such a transaction would produce a substantial premium over the current price of the Common Stock of $12.25 per share. However, Mitchell's first step should be to substantially reduce its capital, such as through a special dividend of $9.25 per share, which still leaves a capital ratio of 15.1%.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

          C. Item 4 of the Statement is hereby further supplemented by the addition of the following information:

          "On May 5, 1997, Mr. Davis wrote to Mitchell's Board of
     Directors with several comments regarding its recent quarterly results. A copy of Mr. Davis' letter to Mitchell's Board of Directors is attached hereto as Exhibit
     3.

          In his letter, Mr. Davis notes that Mitchell's performance for the recent March quarter showed improvement in the following respects:

          i) The ratio of net interest income to G&A is now up to 2.29 (best in the last 4 quarters);

          ii) The ratio of G &A to assets, and efficiency ratio have improved;

                       Page 7 of 13 Pages

          iii) ROA has increased to 1.70% (annualized);

          iv)  Capital ratio is reduced (slightly) to 40%; and

          v) NPA's are declining (although they remain to high at 2.06%).

          While Mitchell has shown recent improvements in its performance, Mr. Davis maintains that its ROE remains extremely low, at only 4.2% when annualized for the March quarter. Mr. Davis also believes that Mitchell must reduce its excess capital. This capital should be shared with Mitchell's shareholder by increasing the amount of its regular dividend and declaring a substantial special dividend.

          Mr. Davis concludes his comments by pointing out that the Common Stock currently trades at 106% of book, and at a very full PE ratio of 25 times earnings (based on $.16 for the recent quarter). Based on these figures, Mr. Davis believes that the market fully expects Mitchell to implement capital management enhancements.

           Mr. Davis plans to engage in further oral and written communications with Mitchell's officers and directors to discuss his views on its performance. Such communications may include suggestions regarding ways to enhance Mitchell's performance and increase shareholder value.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with the purpose for which such shares of Common Stock were required."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A.   Paragraphs (a) through (e) of Item 5 of the
Statement are amended and restated in their entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 93,000 shares, representing 9.99 percent of the outstanding shares of Common Stock based on 930,902 shares of Common Stock

                       Page 8 of 13 Pages
     disclosed by the Mitchell as outstanding on May 6, 1997. Of such shares, 12,190 (1.31%) are held in the name of Mr.
     Davis, and 80,810 (8.68%) are held in the name of Mr. and Mrs. Davis.

          (b) (i) Subject to the matters referred to in paragraph (a) hereof, Mr. Davis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 12,190 shares of Common Stock owned by him, and shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 80,810 shares of Common Stock jointly owned by him and Mrs. Davis.

               (ii) Subject to the matter referred to in paragraphs (a) and (b)(i) hereof, Mrs. Davis has shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 80,810 shares of Common Stock jointly owned by her and Mr. Davis, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 12,190 shares of Common Stock owned by Mr. Davis.

          (c) A description of all transactions in the shares of Common Stock which have been effected jointly and/or separately by Mr. and Mrs. Davis is set forth in Schedule A attached hereto and is incorporated herein by reference.

          (d) and (e) - Not applicable."

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth below was disclosed in Item 6 pursuant to Mr. Davis' original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "There are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of Mitchell."









                       Page 9 of 13 Pages

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          A.   The information set forth below regarding Exhibit
1 to the Statement was disclosed in Mr. Davis' original
Statement, and is restated herein pursuant to Rule 13d-2(c).

          "1.  Joint Filing Agreement between Jerome H. Davis and
     Susan B. Davis."

          B.   The information set forth below regarding Exhibit
2 to the Statement was disclosure in Amendment No. 1, and is restated herein as required pursuant to Rule 13d-2(c).

          "2.  Letter dated November 18, 1996 from Jerome H.
     Davis to the Board of Directors of Mitchell Bancorp, Inc."

          C. Item 7 of the Statement is hereby further supplemented by the addition of the following information:

          "3. Letter dated May 5, 1997 from Jerome H. Davis to the Board of Directors of Mitchell Bancorp, Inc."






























                       Page 10 of 13 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    5/7/97        Jerome H. Davis
                     Date           (Signature)

                    5/7/97        Susan B. Davis
                     Date           (Signature)








































                       Page 11 of 13 Pages

                        Schedule A
          Information with Respect to Transactions in the
           Common Stock of Mitchell Bancorp, Inc. by
            Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome H. Davis:

1.  6/10/96     12,190         $10.00           Mit-     Stock
                                                chell    Subsc-
                                                         ription

Mr. and Mrs. Davis:

2.  7/15/96     12,190          10.625          OTC      *<F4>

3.  7/15/96     12,000          10.50           OTC      *<F4>

4.  7/15/96     13,000          10.50           OTC      *<F4>

5.  7/15/96      3,000          10.50           OTC      *<F4>

6.  7/16/96     11,000          10.4375         OTC      *<F4>

7.  7/16/96     12,000          10.375          OTC      *<F4>

8.  7/16/96      6,500          10.4375         OTC      *<F4>

9.  7/17/96     10,000          10.4375         OTC      *<F4>

10. 7/18/96      6,000          10.50           OTC      *<F4>

11. 5/7/97      (4,880)         16.25           OTC      *<F4>

__________________________________

<F4>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mr. and/or
Mrs. Davis.

          The transaction listed in No. 11 has not been previously reported on Schedule A.

                        Page 12 of 13 Pages